DARWIN PROFESSIONAL UNDERWRITERS, INC.
9 Farm Springs Road
Farmington, CT 06032
(860) 284-1300
July 18, 2008
VIA ELECTRONIC MAIL
Securities and Exchange Commission
Division of Corporate Finance Mail Stop 6010
100 F Street, N.E.
Washington, D.C. 20549

Re:	Darwin Professional Underwriters, Inc. Form 10-K for the Year ended December 31, 2007 (the “2007 10-K”) Form 10-Q for the Quarter ended March 31, 2008 (the “March 2008 10-Q”) File No. 001-32883
To the Members of the Securities and Exchange Commission:
     The following information is provided by Darwin Professional Underwriters, Inc. (“Darwin,” “we” or “our”) in response to the comments issued by the staff of the Securities and Exchange Commission (the “Staff”), by letter dated July 3, 2008, as a result of the Staff’s examination of the 2007 10-K and March 2008 10-Q (which filings are referred to collectively herein as the “Darwin Filings”). For ease of reference, the Staff’s comments are included in bold followed by our responses. Capitalized terms used but not defined herein have the meanings ascribed to them in the Darwin filings. All references in the following information to page numbers in the Darwin Filings are to pages in the EDGAR versions of such documents.
     In responding to the Staff’s comments, Darwin acknowledges that it is responsible for the adequacy and accuracy of the disclosure in each of the Darwin Filings; that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the Darwin Filings; and that Darwin may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Form 10-K for the Year Ended December 31, 2007
General
     1. Please provide all the disclosures required by Item 401 of Regulation S-K on your executive officers.

Securities and Exchange Commission
July 18, 2008
RESPONSE: Certain items of information called for by paragraphs (b) and (e) of Item 401 of Regulation S-K were inadvertently omitted from Darwin’s Proxy Statement, dated April 7, 2008 (the “2008 Proxy”), as incorporated by reference into the 2007 10-K. Disclosure concerning Darwin directors in the 2008 Proxy captured the required biographical information insofar as it pertained to Darwin’s President, CEO and Chairman, Stephen J. Sills, and Darwin’s Senior Vice President, CFO and director, John L. Sennott, Jr. The responsive information concerning Darwin’s other executive officers, as of February 28, 2008, is included below:
     Robert J. Asensio. 51 years old. Mr. Asensio has been Chief Information Officer since 2003. Prior to joining DPUI, Mr. Asensio was Vice President of Information Technology at The Chubb Corporation from July 1999 to June 2003. Prior to joining The Chubb Corporation, Mr. Asensio was Assistant Vice President of Information Technology at Executive Risk Inc. from April 1993 until its acquisition by The Chubb Corporation in July 1999.
     Paul C. Martin. 55 years old. Mr. Martin has been Senior Vice President and Chief Actuary since 2003. Prior to joining DPUI, Mr. Martin was Senior Vice President — Product Development at XL Vianet from July 2000 to April 2003.
     David J. Newman. 53 years old. Mr. Newman has been Chief Underwriting Officer since 2003. Prior to joining DPUI, Mr. Newman was in private consulting for 15 months and prior to that was Chief Executive Officer of Odyssey Reinsurance Corporation’s London Market Division, and the Active Underwriter of Syndicate 1218 at Lloyd’s as well as a director of Newline Underwriting Management Ltd. from 1996 to January 2002.
     Paul F. Romano. 49 years old. Mr. Romano has been Senior Vice President-Underwriting since 2003. Prior to joining DPUI, Mr. Romano was Vice President at Executive Risk Inc. from July 1996 until its acquisition by The Chubb Corporation in July 1999. From July 1999 to 2003, Mr. Romano was Senior Vice President responsible for the Health Care Industry Division of Chubb Specialty Insurance and later served as Managing Director of Chubb & Son and manager of Chubb’s office operations in Simsbury, Connecticut.
     Mark I. Rosen. 56 years old. Mr. Rosen has been Senior Vice President and General Counsel since 2003. From February 2002 until joining DPUI, he was a founder and Senior Vice President of OneBeacon Professional Partners, a subsidiary of the White Mountains Insurance Group. Previously, Mr. Rosen was Senior Vice President and Chief Legal Officer of Executive Risk Inc. from 1991 until its acquisition by The Chubb Corporation in July 1999, and Senior Vice President of Chubb until July 2001. Mr. Rosen was retired from July 2001 to February 2002.
It should be noted that Mr. Romano resigned from Darwin in late March 2008 and is no longer an executive officer. Except for that departure, there has been no change in the biographical information provided above from that included in the Darwin’s Registration Statement on Form S-1, Registration No. 333-132355, which became effective in May 2006. In response to the Staff’s comment, Darwin will include, either directly or through incorporation by reference, all of the information concerning executive officers which is called for in Item 401 of Regulation S-K, in future filings on Form 10-K.

Securities and Exchange Commission
July 18, 2008
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 47.
Critical Accounting Estimates, page 49
Loss and Loss Adjustment Expense (LAE) Reserves, page 49
2.	You disclose that you have revised your weighting of your loss ratio for certain lines of business toward the B-F indications in the fourth quarter of 2007 to reflect better than expected loss emergence on your 2003 through 2006 accident years. Please revise your disclosures to identify and describe in reasonable specificity the reason for the better than expected loss emergence that led to the selective revision of your estimates.
RESPONSE: As background, Darwin began operations in 2003 as a new insurance company. Darwin had no data of its own for use in determining expected loss emergence, so insurance industry data for Darwin’s lines of business was used. As a prudent approach, it was decided that industry data would continue to be the basis of both ultimate loss estimates (loss ratios) by accident year and expected emergence over time as the accident years matured. Darwin’s actual loss experience would be gradually integrated into the loss estimation process as the company grew and our data became credible. It was also expected that as each accident year reached the point that relatively few claims remained open, Darwin data would become more important in the loss estimation process. A loss reserve estimation approach that utilized well-established actuarial reserve methodology was adopted and strictly followed each quarter in applying industry averages while carefully integrating Darwin’s experience.
In comparison to the industry averages that have formed the basis of our loss estimates, Darwin’s actual emergence has been better than expected. We believe that there are several reasons for this favorable result.
•	Underwriting: For all of our lines of business, Darwin has carefully managed our underwriting in various ways:
•	Diversification of our book of business by product line

•	Policy limits offered to our insureds (loss severity management)

•	Retentions/deductibles required of our insureds (loss frequency management)

•	Management of coverages provided

•	Risk selection: In general, we believe Darwin has been consistent in exercising prudent risk selection.
•	Inflation was relatively low during 2003-2006, resulting in better than expected severity trends.

•	The economy and financial markets were strong during 2003-2006. This may have helped to mitigate losses.

Securities and Exchange Commission
July 18, 2008
•	Sarbanes-Oxley regulation: We now believe that this has had a meaningful positive impact in improving the environment for Directors & Officers Liability (one of Darwin’s lines of business).

•	Tort reform, particularly for Medical Malpractice (one of Darwin’s major lines of business) may have helped to limit losses.
Overall, in hindsight, the claim environment during 2003 through 2006 is proving to have been more favorable than expected for the major lines of business that Darwin writes. However, we are guided by the knowledge that the impact of environmental factors and underwriting efforts can take years to become evident in an actuarially credible manner.
Evidence that the claim environment for Darwin’s lines of business has generally been more favorable than expected during 2003-2006 is supported by the exhibits in the Appendix.
Exhibit 1: Medical Malpractice
Medical malpractice is an important line of business for Darwin and produced 38% of our net earned premiums during the period 2003-2006. Exhibit 1 provides insurance industry summary loss and ALAE estimates for the period 2000-2006. This is the latest industry data that was available as we determined reserves in 2007. The data show that:
•	Emergence for the older accident years (2000-2002) turned favorable for all years in 2006.

•	Emergence for each of the early years of Darwin’s operation (2003-2006) has been steadily emerging better than the initial estimates.
As a new, small company, Darwin reacted to the recent information cautiously, but we are now convinced that emergence during the 2003—2006 period was better than expected for the industry.
Exhibit 2: Directors & Officers (“D&O”) Liability
D&O can be highly volatile line of business. Overall, D&O for all types of risks produced 19% of our net earned premiums during the period 2003-2006. Exhibit 2 is taken from a publicly-available report produced by Cornerstone Research titled “Securities Class Action Case Filings / 2007: A Year In Review”. The exhibit shows that the numbers of securities class action filings, which produce the most difficult and costly D&O claims, were below average and showed a generally decreasing trend during most of the years 2003-2006. This change in trend from the prior years would have been difficult to confirm in Darwin’s early years, but we now believe that Sarbanes-Oxley and the strong economy and financial markets produced loss emergence better than expected during Darwin’s early years.
As a new company we based Darwin’s expected loss emergence on industry results. Because of our small size, we were cautious about responding quickly to changes in long-term industry trends. Therefore, our reliance on industry experience for setting reserves

Securities and Exchange Commission
July 18, 2008
has contributed to Darwin’s reserves trending in the same direction as that of the industry, i.e., better than expected loss emergence.
Darwin will be more specific in future disclosures by providing reasons for actual loss emergence being different from expected loss emergence (whether actual emergence is better or worse than expected). Our additional disclosures will be similar to the following:
     Critical Accounting Estimates
We believe that actual loss and ALAE emergence for the quarter has been positively impacted beyond our initial expectations by several factors including the success of Darwin’s underwriting efforts as well as industry-wide trends including (1) a beneficial impact of Sarbanes-Oxley regulation in improving the environment for Directors & Officers Liability, (2) low inflation that has mitigated increasing loss costs, and (3) an unexpected absence of claim severity.
3.	You make reference to an “independent actuary”. While you are not required to make this reference, when you do, you must also disclose the names of the actuary. If you include or incorporate by reference this disclosure into a 1933 Securities Act filing, you will also need to include the consent of the actuary.
RESPONSE: In response to the Staff’s comment, Darwin will not include references to an “independent actuary” in any future filings with the Commission, unless such actuary is named and, in the event that the reference is included or incorporated by reference into a 1933 Securities Act filing, Darwin will obtain the written consent of such actuary to being so named in such filing.
Item 9A Controls and Procedures, page 74.
Disclosure Controls and Procedures, page 74
4.	It does not appear that you included the disclosures required by Item 307 of Regulation S-K in the filing. Please tell us why such disclosures were considered not required.
RESPONSE: In response to the Staff’s comment, Darwin has reviewed the drafts and records pertinent to the preparation of the 2007 10-K and discovered that the referenced disclosures were included in earlier drafts but were inadvertently omitted from the final 2007 10-K. The introductory disclosure that should have appeared reads as follows:
Disclosure Controls and Procedures
Darwin maintains disclosure controls and procedures (as that term is defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (“Exchange Act”)) that are designed to ensure that information required to be disclosed in

Securities and Exchange Commission
July 18, 2008
the Company’s reports under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to the Company’s management, including its Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosures. The Company carried out an evaluation, under the supervision and with the participation of the Company’s management, including the Company’s Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of the Company’s disclosure controls and procedures as of December 31, 2007. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the design and operation of the Company’s disclosure controls and procedures provide reasonable assurance that the Company’s disclosure controls and procedures are effective to accomplish their objectives.
Despite the omission of the introductory paragraph, however, Darwin believes that the disclosures included on page 74 under the caption Management’s Annual Report on Internal Control over Financial Reporting substantially complied with the intent of Item 307. However, Darwin also agrees to include in future filing on Form 10-K the introductory disclosure, quoted above, which was inadvertently dropped from the 2007 10-K.
Consolidated Financial Statements
Notes to Consolidated Financial Statements, page F-8
(8) Loss and Loss Adjustment Expense Reserves, page F-24
5.	It appears that you have significantly revised your provision for losses of insured events of prior years due to net favorable development on loss and LAE reserves recorded for accident years 2003 through 2006. Please revise your disclosures in MD&A to explain the reasons for your change in estimate. Identify and describe in reasonable specificity the nature and extent of a) new events that occurred or b) additional experience /information obtained since the last reporting date that led to the change in estimates. Ensure your disclosure clarifies the timing of the change in estimate such as why recognition occurred in the periods that it did and why recognition in earlier periods was not required.
RESPONSE: As discussed in the response to Item 2 above, Darwin began operations in 2003 as a new insurance company. We have relied on insurance industry data and are gradually integrating our own experience into the loss estimation process.
Darwin’s loss reserve methodology uses a weighted average of two traditional and widely-used actuarial methods — the Bornhuetter-Ferguson (“B-F”) method and Expected Loss Ratio method - supplemented by a review of open claims. The B-F method gradually and prudently adjusts loss reserves as actual experience emerges. Both methods are very appropriate for Darwin because our experience, particularly for our early years 2003-2006, is of limited credibility. The actuarial methodology applies industry average values as each accident year matures. The claim review

Securities and Exchange Commission
July 18, 2008
provides additional specific detailed information and is most useful as a reasonability check for an accident year as the number of open claims becomes small.
Darwin has applied the methodology consistently each quarter for the past few years. Changes in loss reserves have been the result of the ongoing addition and maturing of experience each quarter. In the 4th quarter 2007, we made an additional adjustment for accident years 2003 and 2004 as a result of an open claims review.
Reserve changes were indicated by our methodology and implemented by quarter in 2007 as follows:

	Net Loss & ALAE Reserve Changes for 2003-2006
	Change	Change
	Resulting from	Resulting from
	Actuarial	Adjusted
Quarter	Methodology [1]	Weights [2]	Total
2007 Q1	(832,557)	n/a	(832,557)
2007 Q2	(3,016,242)	n/a	(3,016,242)
2007 Q3	(3,822,329)	n/a	(3,822,329)
2007 Q4	(4,049,710)	(2,064,856)	(6,114,566)

Total	(11,720,838)	(2,064,856)	(13,785,694)

[1]	Reserve change resulting from Darwin actuarial methodology with no change in weights for accident years 2003 and 2004.

[2]	Reserve change resulting from change in weights for accident years 2003 and 2004.
Thus, the adjustment of the weights for accident years 2003 and 2004 as a result of the open claim review in the 4th Quarter changed the indicated reserve by $2.065M. This amount was 15% of the 2007 total reserve change of $13.8M and 0.8% of the 12/31/07 net loss and LAE reserve of $251.9M.
The 2007 quarterly net reserve changes show gradually higher decreases. This reflects the impact of the actuarial methodology applied to steadily maturing Darwin experience for years of increasing premium volume (2003 — 2006) as well as the overall environment for losses in the industry as discussed in our response to Question #2 above.
As loss reserves were reviewed in the Fourth Quarter of 2007, the number of open claims had decreased to the following: for 2003 — 3 claims; for 2004 — 30 claims. This low number of open claims allowed us to review the claims in detail with a focus on the following for each claim: underlying facts and circumstances (status of legal situation, etc.); policy liability limits exposed; and maturity of case reserves.
As an example, we noted that Darwin’s exposed liability limits for these claims had dropped by 24% in the most recent completed quarter as claims closed. Based on this

Securities and Exchange Commission
July 18, 2008
and other facts, it was our determination that claims for accident years 2003 and 2004 had matured to the point that the reserve estimate could be adjusted with some confidence from the indication produced by strict application of our actuarial methodology. We accomplished this by adjusting the weights in our methodology to accelerate the estimates toward the Bornhuetter-Ferguson estimate and away from the Expected Loss Ratio estimate.
Prior 10-K and 10-Q reports had included the statement that we might consider making such adjustments:
The actuarial weights may be subject to revision as losses are reported and develop toward ultimate values. For example, if all claims reported in an experience year are settled and closed more quickly than expected based upon industry data, the weight applied to the indication for that year resulting from the B-F methodology may be adjusted.
Thus, the additional information during the 4th quarter 2007 was a combination of the number of claims being reduced to a level that allowed a review of every claim in for accident years 2003 and 2004, and the facts and circumstances of those claims giving us the confidence to reasonably estimate an adjustment to our selection of ultimate losses.
For report years 2005 and after, the number of open claims remained high and thus there was a high potential for variability on further emergence. We therefore relied on the actuarial methodology.
Darwin will be more specific in future disclosures regarding additional information that results in adjustments to our loss reserves. Below is a representative example of the additional disclosures that we will provide:
As part of the reserve estimation process, in the fourth quarter of 2007 we reviewed claims open at the end of the third quarter. We found that the number of claims remaining open for accident years 2003 and 2004 had decreased to the point that allowed for the specific circumstances of each open claim to be considered and reflected more directly in the reserve estimate. In addition to the low number of claims, such circumstances included the decrease in policy limits remaining exposed on such claims, the case reserves associated with each claim and the other facts underlying each claim (current legal situation, etc.). The reviewed facts and circumstances gave us confidence that loss emergence for certain lines of business is significantly better than expected and that the reserve estimates for the 2003 and 2004 accident years could be adjusted. We therefore selectively revised weights for the first time. Specifically, for accident years 2003 and 2004, we adjusted loss ratios for these lines of business more quickly toward the B-F indications than would occur using our standard weights as discussed above. In general, such adjustments will be considered each quarter, if the number of claims, the exposed limits and the other circumstances relating to claims which remain open combine to create a confidence level in the loss emergence pattern sufficient to support an adjustment.
Form 10-Q for the Quarter Ended March 31, 2008
Condensed Consolidated Financial Statements (unaudited)
Notes to Condensed Consolidated Financial Statements, page 6
(1) Organization and Basis of Presentation, page 6
(14) Fair Value Accounting, page 17

Securities and Exchange Commission
July 18, 2008
6.	You disclose that third-party dealer quotes are used for your Level 2 investments. It appears to be the case from the disclosure that the third-party dealers determine fair value rather than management. If this is not the case, please revise your disclosures to clarify. Further, while you are not required to indicate or infer that the third-parties determine fair value, when you do, you must also disclose their names. If you include their name in or incorporate it by reference into a 1933 Securities Act filing, you will also need to include the consent of the third parties.
RESPONSE: Darwin’s management is the sole determiner of fair value under SFAS 157. In this connection, the introductory paragraph on page 17 describes the hierarchy of “inputs” that management may receive when making fair value determinations. The sentence (from the quote above) which begins “Third-party dealer quotes are typically utilized....” is not intended to imply that third-party quotes are anything other than “Level 2 inputs” to management, as described in the sentence preceding it. In response to the Staff’s comment, Darwin will re-word this disclosure in future filings on Forms 10-Q and 10-K, commencing with the Form 10-Q for the quarter ending June 30, 2008. The sentence will read as follows:
Third-party dealer quotes typically constitute a significant input in management’s determination of the fair value of these types of fixed income securities.
     We believe that the foregoing addresses each of the Staff’s comments. Please contact me at (860) 284-1918 with any further comments or questions you may have.

Very truly yours,
/s/ John L. Sennott, Jr.
John L. Sennott, Jr.
EVP and Chief Financial Officer

     Exhibit 1
     Medical Malpractice — Insurance Industry Losses
SCHEDULE P — PART 2F — SECTION 2 — MEDICAL MALPRACTICE — CLAIMS-MADE INCURRED NET LOSSES AND DEFENSE AND COST CONTAINMENT EXPENSES REPORTED AT YEAR END ($000 OMITTED)

Years in
Which Losses	Incurred Loss and ALAE Reported at Year-End ($000 omitted)
Were Incurred	2000	2001	2002	2003	2004	2005	2006
1. 2000	3,537,217	3,886,722	4,224,906	4,543,136	4,479,996	4,484,696	4,313,476
2. 2001	XXX	4,272,406	4,571,360	5,012,647	5,110,886	5,146,191	4,913,073
3. 2002	XXX	XXX	4,854,960	5,109,495	5,210,650	5,274,975	4,972,426

4. 2003	XXX	XXX	XXX	5,331,623	5,185,881	4,951,978	4,333,571
5. 2004	XXX	XXX	XXX	XXX	5,419,124	5,126,833	4,560,198
6. 2005	XXX	XXX	XXX	XXX	XXX	5,411,675	5,159,985
7. 2006	XXX	XXX	XXX	XXX	XXX	XXX	5,574,627
These losses represent the ultimate losses for the industry by accident year (Years in Which Losses Were Incurred) as estimated at the end of successive calendar years (the columns).
Comments:
In Darwin’s early years of operation, we relied heavily on industry experience for 2002 and prior (rows 1-3). The ultimate loss estimates for these years developed upward through 2005. However, more recently, the losses showed downward development in 2006 to levels below the 2003 level. In addition, the losses for accident years 2003 — 2005 (rows 4-6) have developed downward consistently from first estimates, which is not a typical long-run historical pattern.

Exhibit 2
CORNERSTONE RESEARCH

Number of Filings	The CAF Index™ tracks the number of class action filings by year.[3] The number of traditional filings in 2007 is higher than in 2006, with 166 filings in 2007 compared to 116 filings in 2006 (see Exhibit 3). However, this is well below the 194 per year average for the ten year period ending December 2006. The CAF Index™ demonstrates the fluctuations in litigation activity over time, with the lowest activity in 1996, possibly in response to the late 1995 adoption of the PSLRA. The 166 filings in 2007 was the second lowest level since 1996, after 2006 with 116 filings. Looking at filings on a six-month basis, Exhibit 2 (above) shows a marked increase in the level of filings for the second half of 2007 to 100 filings. As discussed, 23 of the filings in the second half of the year were associated with sub prime issues.

5
Exhibit 3

3	Our indices and exhibits exclude IPO Allocation, Analyst and Mutual Fund filings.
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